Exhibit 4.1

CERTIFICATE OF CORRECTION

OF THE

CERTIFICATE OF DESIGNATION

FOR

SERIES G CONVERTIBLE PREFERRED STOCK

OF

VIE FINANCIAL GROUP, INC.

Pursuant to Section 103(f) of the General Corporation Law of the State of Delaware,

VIE FINANCIAL GROUP, INC., a Delaware corporation (the “Corporation”), DOES HEREBY CERTIFY THAT:

1. The Certificate of Designation for Series G Convertible Preferred Stock of the Corporation (the “Certificate of Designation”) was filed with the Secretary of State for the State of Delaware on June 30, 2003, and the Certificate of Designation requires correction as permitted by subsection (f) of Section 103 of the General Corporation Law of the State of Delaware.

2. The inaccuracy or defect of the Certificate of Designation is that said Certificate of Designation provided that the conversion price for the Series G Preferred Stock shall be adjusted in certain circumstances for a period of ninety days commencing on the date on which the first share of Series G Preferred Stock is issued, whereas the ninety-day period for adjustment of the conversion price for the Series G Preferred Stock should have commenced on the date on which the last share of Series G Preferred Stock is issued.

3. The inaccuracy or defect of the Certificate of Designation shall be corrected as follows: in the first sentence of Section 4(c)(ii), “first” shall be replaced by “last”.

4. Section 4(c)(ii) is corrected to read as follows:

For a period of 90 days commencing on the date on which the last share of Series G Preferred Stock is issued, if the Corporation issues Common Stock, or a security convertible into Common Stock, for a price per share of Common Stock (on an as converted basis) less than the Series G Conversion Price, then the Series G Conversion Rate shall be adjusted by replacing the Series G Conversion Price then in effect with the price per share at which the Common Stock, or security convertible into Common Stock, was issued; provided, however, that an issuance of options by the Corporation under its 2002 Option Plan shall not trigger an adjustment hereunder. An adjustment made pursuant to this Section 4(c)(ii) shall become effective immediately after the opening of business on the next day following the date on which the Common Stock, or security convertible into Common Stock, triggering the adjustment is issued. The Corporation shall give each holder of Series G Preferred Stock written notice within 30 days of the adjustment taking effect, delivered to the applicable address set forth on the record books of the Corporation of each adjustment made pursuant to Section 4(c)(ii).

IN WITNESS WHEREOF, Vie Financial Group, Inc. has caused this Certificate of Correction of the Certificate of Designation for Series G Convertible Preferred Stock of Vie Financial Group, Inc. to be signed this 30th day of October, 2003.

VIE FINANCIAL GROUP, INC.

By	/S/ DEAN G. STAMOS

	Name:	Dean G. Stamos
	Title:	Chief Executive Officer

2